                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ____________

                                 SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)

                           IBW Financial Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   448939108
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               Page 1 of 5 Pages

CUSIP No. 448939108                                            Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Clinton W. Chapman, S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [_]

     Not applicable.

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


 NUMBER OF       5.  SOLE VOTING POWER   6,921

   SHARES
                 6.  SHARED VOTING POWER  58,920 (represents 4,200 shares
BENEFICIALLY         held jointly with spouse and 54,720 shares held by
                     Employee Stock Ownership Plan of Issuer's subsidiary
  OWNED BY           (the "ESOP") of which reporting person is co-trustee)

    EACH         7.  SOLE DISPOSITIVE POWER  6,921

 REPORTING
                 8.  SHARED DISPOSITIVE POWER  58,920 (represents 4,200 shares
PERSON WITH          held jointly with spouse and 54,720 shares held by the ESOP of which reporting person is co-trustee)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,841 (includes 4,200 shares held jointly with spouse and 54,720 shares held by the ESOP of which reporting person is co-trustee)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

     Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.33% (includes 8.59% as co-trustee of the ESOP)

12.  TYPE OF REPORTING PERSON*  IN

CUSIP No. 448939108                                            Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

     The name of the Issuer is IBW Financial Corporation, a District of Columbia corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 4812 Georgia Avenue, Washington, DC 20011.

Item 2(a).  Name of Person Filing:

     Clinton W. Chapman

Item 2(b).  Address of Principal Business Office, or if None, Residence:

     The reporting person's business address is: 1708 Portal Drive, N.W., Washington, DC 20012.

Item 2(c).  Citizenship:

     The reporting person is a citizen of the United States.

Item 2(d).  Title of Class of Securities.

     The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of IBW Financial Corporation.

Item 2(e).  CUSIP Number.

     448939108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Act,

     (b) [_]  Bank as defined in Section 3(a)(60) of the Act,

     (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     Not applicable

CUSIP No. 448939108                                            Page 4 of 5 Pages

Item 4.   Ownership

     As of December 31, 1996, the reporting person owned shares of the Common Stock as set forth below. The reporting person did not own any options, warrants, or other rights to purchase or acquire any additional shares of Common Stock, or any securities exchangeable for or convertible into shares of Common Stock.

     (a) Amount beneficially owned: 65,841 (includes 4,200 shares held jointly with spouse and 54,720 shares held by the ESOP of which reporting person is co-trustee)

     (b) Percent of Class:   10.33% (including 8.59% as co-trustee of the ESOP)

     (c) Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote: 6,921

     (ii) Shared power to vote or direct the vote: 58,920 (includes 4,200 shares held jointly with spouse and 54,720 shares held by Issuer's ESOP of which reporting person is co-trustee)

     (iii)  Sole power to dispose or direct the disposition of: 6,921

     (iv) Shares power to dispose or direct the disposition of: 58,920 (includes 4,200 shares held jointly with spouse and 54,720 shares held by Issuer's ESOP of which reporting person is co-trustee)

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Certain employees of the Issuer and its subsidiary bank are entitled to receive dividends paid in respect of, or the proceeds of, the shares of Common Stock beneficially owned by the ESOP. No such employee, however, is entitled to receive dividends or proceeds with respect to shares beneficially owned by the ESOP constituting more than five percent of the total number of shares of Common Stock outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

CUSIP No. 448939108                                            Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997                          /s/ Clinton W. Chapman
                                          -------------------------------------
                                          Clinton W. Chapman